

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2023

Harith Rajagopalan, M.D., Ph.D.
Chief Executive Officer
Fractyl Health, Inc.
17 Hartwell Avenue
Lexington, MA 02421

       Re: Fractyl Health, Inc.
          Registration Statement on Form S-1
          Filed December 14, 2023
          File No. 333-276046

Dear Harith Rajagopalan:

       We have reviewed your registration statement and have the following comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1

Prospectus Summary
Overview, page 1

1.   Please revise to provide the source for your statement that up to two-thirds of patients discontinue weekly GLP-1RA therapy within the first year. In your revisions, please disclose the drugs that were discontinued and the dates covered by the study or studies showing the discontinuation.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Michael Fay at 202-551-3812 or Brian Cascio at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tyler Howes at 202-551-3370 or Alan Campbell at 202-551-4224 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Industrial Applications and Services

cc: Nathan Ajiashvili, Esq.